United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2009

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________

Press Release	Toronto: July 24, 2009

MINERA ANDES ANNOUNCES CDN$20 MILLION EQUITY FINANCING

MINERA ANDES INCORPORATED (TSX:MAI) (the “Company” or “Minera Andes”) is pleased to announce that it has entered into an agreement with a Canadian investment dealer (the “Lead Underwriter”) pursuant to which the Lead Underwriter and a syndicate of underwriters (collectively, the “Underwriters”) have agreed to purchase for resale to the public and Minera Andes has agreed to issue Cdn$20,025,000 of units, on a “bought deal” basis, at a price of Cdn$0.75 per unit (the “Offering”).  In addition, the Company has agreed to grant the Lead Underwriter an option (the “Over-Allotment Option”) to purchase additional units of Minera Andes to raise additional gross proceeds of up to 15% of the Offering, on the same terms and conditions as the Offering, exercisable any time, in whole or in part, up to 48 hours prior to the closing date of the Offering.  If the Over-Allotment Option is exercised in full, the total gross proceeds to Minera Andes will be Cdn$23,028,750.  Each unit consists of one (1) common share and one half of one common share purchase warrant, each whole warrant exercisable at Cdn$1.25 for a period of 5 years after closing. In the event that the volume weighted average trading price of the Company’s common shares on the TSX (or such other stock exchange or quotation system on which the Company’s shares are listed and where a majority of the trading volume occurs), for a period of 20 consecutive trading days exceeds $2.50, the Company may, within five days after such an event, provide notice to the warrant holders of early expiry and thereafter, the warrants will expire on the date which is 30 days after the date of the notice to the warrant holders.

The units to be issued under the Offering will be offered by way of a short form prospectus to be filed in all of the provinces of Canada, except Quebec.

The net proceeds from the Offering are expected to be used to fund ongoing exploration and development activities at the company’s gold projects and working capital requirements as required.

The Offering is expected to close on or about August 27, 2009 and is subject to normal regulatory approvals, including the approval of the Toronto Stock Exchange.

 The securities being offered have not been, nor will be, registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to or for the account or benefit of “U.S. Persons” (as defined in Regulation S under the U.S. Securities Act) absent U.S. registration or an applicable exemption from U.S. registration requirements.  This press release does not constitute an offer of securities for sale in the United States to or for the account or benefit of U.S. Persons.

Minera Andes is a gold, silver and copper exploration company with a 49% interest in the San José silver-gold mine in Santa Cruz, Argentina. The San José mine is owned by Minera Santa Cruz S.A. (“MSC”), which in turn is owned 49% by Minera Andes and 51% by Hochschild Mining plc. Hochschild is the operator of the San José mine, and exercises total operating control of the mine. The Corporation also owns the Los Azules copper project in San Juan province, where a scoping study has been completed and the Corporation is awaiting a decision by its joint venture partner, Xstrata Copper Company, if it will exercise its right to back in to a 51% ownership of the project. The Corporation holds or has an interest in approximately 304,000 acres of mineral exploration land in Argentina located in the regions near the San José mine and Los Azules project. The Corporation presently has 230,688,851 shares issued and outstanding.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations -- Canada, at the Vancouver office.

Spokane Office 111 East Magnesium Road; Ste. A Spokane, WA 99208 USA Phone: (509) 921-7322 E-mail: info@minandes.com	Vancouver Office 911-470 Granville Street Vancouver, B.C. V6C 1V5 Phone: (604) 689-7017; 877-689-7018 E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This news release contains forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws. Such forward-looking statements or information include statements concerning the proposed offering of securities, expected lower energy costs, expanded mine production at MSC's San José mine and availability of higher grade ore. In making the forward-looking statements and providing the forward-looking information, we have made numerous assumptions. Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate. Forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from that expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things, the need to negotiate and execute a final underwriting agreement, the need for regulatory and stock exchange approvals, the need for successful completion of the underwriters’ due diligence investigations, reliance on performance by the underwriters, declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk, the speculative nature of mineral exploration and regulatory risks.

Readers should not place undue reliance on forward-looking statements or information. We undertake no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See our annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Robert R. McEwen
Robert R. McEwen, Interim President and Chief Executive Officer and Executive Chairman

Dated:  July 27, 2009